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Filed Pursuant to Rule 433
Registration No. 333-71438

AEGON FUNDING CORP.

5.75% SENIOR NOTES DUE 2020
UNCONDITIONALLY GUARANTEED BY AEGON N.V.

FINAL PRICING TERMS

AGGREGATE OFFERING AMOUNT:	US$500,000,000
GUARANTOR:	AEGON N.V. (Bloomberg ticker: AEGON)
FORMAT:	SEC Registered (Global) (No. 333-71438)
MATURITY:	December 15, 2020
SETTLEMENT:	December 12, 2005 (T+5)
SPREAD:	T10+119 bps
PRICE TO PUBLIC PER SECURITY:	US$999.10; 99.910%
UST SPOT:	99-14.5/4.569%
EXPECTED RATINGS:	A2/A+
COUPON:	5.75% P.A. (payable semi-annually)
INTEREST PAYMENT DATES:	June 15 and December 15 of each year, beginning June 15, 2006
MAKE-WHOLE CALL AT ANY TIME:	Treasury Rate plus 20
EARLY REDEMPTION DUE TO TAX CALL:	See preliminary prospectus dated December 5, 2005 for information about early redemption events
DENOMINATIONS:	US$1,000 and integral multiples of US$1,000
BOOKS:	Banc of America Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc.
CO-MANAGERS:	BNP Paribas Securities Corp., Citigroup Global Markets Inc., Lehman Brothers Inc., Greenwich Capital Markets, Inc.

The issuer and AEGON N.V. have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the issuer, AEGON N.V. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, AEGON N.V., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:

  BANC OF AMERICA: 1-800-294-1322
  BARCLAYS CAPITAL: 1-888-227-2275 (ext. 2663)
  DEUTSCHE BANK SECURITIES: 1-800-503-4661

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FINAL PRICING TERMS